

November 14, 2013

<u>Via U.S. Mail</u>
Herbert Ying Chiu Lee
Director
Oakridge International Corporation
Suite 5, Level 2, Malcolm Reid Building
187 Rundle Street
Adelaide SA 5000 Australia

      Re: Oakridge International Corporation
               Amendment No. 1 to Form 8-K
               Filed November 13, 2013
               Response dated November 13, 2013
               File No. 1-35640

Dear Mr. Lee:

We have reviewed your response dated November 13, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. We reviewed your response to comments three and four in our letter dated October 4, 2013 and the revisions to your disclosures. It appears that your disclosure in paragraphs three and four still do not comply with the foregoing comments; therefore, we reissue those comments as follows:

    a. Please revise your disclosure in the third paragraph to clarify that the report of Albert Wong & Co. LLP on your financial statements for each of the years ended June 30, 2011 and June 30, 2012 did not contain an adverse opinion or a disclaimer of opinion, or was not qualified or modified as to uncertainty, audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

b. Please revise your disclosure in the fourth paragraph to state whether there were any disagreements during the two most recent fiscal years and <u>any</u> subsequent interim period preceding the resignation of Albert Wong & Co. LLP. Please refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K. Also, if there were any reportable events during the two most recent fiscal years and any subsequent interim period preceding the resignation of Albert Wong & Co. LLP, please provide the disclosures required by paragraphs (a)(1)(v) of Item 304 of Regulation S-X to the extent applicable.

<u>Item 9.01 Financial Statements and Exhibits</u>

<u>(d) Exhibits</u>

2. Please file an updated letter from Albert Wong & Co. LLP as Exhibit 16, rather than as an attachment, to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief